UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of December, 2003

                          GRUPO IUSACELL, S.A. de C.V.
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                 (Translation of registrant's name into English)

                         Prol. Paseo de la Reforma 1236
                        Col. Santa Fe, Deleg. Cuajimalpa
                               05438, Mexico D.F.
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will fill annual reports under cover of Form 20-F or Form 40-F: Form 20-F |X|_ Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities and Exchange Act of 1934. Yes |_| No |X|

Documents Furnished By the Registrant

1. Notice of Share Exchange dated December 11, 2003

                                   SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                        GRUPO IUSACELL, S.A. DE C.V.

Date: December 12, 2003                 /s/ Jose Ingacio Morales Elcoro
                                            ------------------------------------
                                            Name:  Jose Ignacio Morales Elcoro
                                            Title: Attorney in fact

                                        /s/ Jose Luis Riera Kinkel
                                            ------------------------------------
                                            Name:  Jose Luis Riera Kinkel
                                            Title: Attorney in fact

[LOGO] IUSACELL
       Valora tu espacio.

                                                               Investor Contacts

                                                              Jose Luis Riera K.
                                                         Chief Financial Officer
                                                                  5255-5109-5927

                                                             Carlos J. Moctezuma
                                                      Head of Investor Relations
                                                                  5255-5109-5759
                                                carlos.moctezuma@iusacell.com.mx

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               Grupo Iusacell, S.A. de C.V. Share Exchange Notice
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      In accordance with the General  Extraordinary  and Ordinary  Shareholders'
resolution of Grupo Iusacell, S.A. de C.V. adopted on October 17th 2003, notice is hereby given to all shareholders of Grupo Iusacell, S.A. de C.V. and to all holders of American Depositary Receipts traded outside of Mexico that, on December 19, 2003, all Series "A" and "V" shares currently outstanding will be exchanged before S.D. Indeval, S.A. de C. V. for common, ordinary, registered shares with no par value and full voting rights, at a ratio of 20 (twenty) Series "A" and/or "V" shares for 1 (one) new common, ordinary, registered share with no par value and full voting rights.

      In addition, with respect to those holders of Series "A" or "V" whose shares cannot be exchanged to a whole new common ordinary share, Grupo Iusacell, S.A. de C.V. will pay off such Series "A" or "V" shares at a price equal to the opening market price on October 17th 2003 for each of the Series "A" or "V" shares.

      The exchange described in this notice is subject to obtaining the required approvals from the Mexican National Securities and Banking Commission.

                 Mexico, Federal District at December 11th 2003
                          Grupo Iusacell, S.A. de C. V.

                          Fernando Jose Cabrera Garcia
                 Secretary Non-Member of the Board of Directors

                             **********************

About Iusacell

Grupo Iusacell, S.A. de C.V. (Iusacell, NYSE: CEL; BMV: CEL) is a wireless cellular and PCS service provider in seven of Mexico's nine regions, including Mexico City, Guadalajara, Monterrey, Tijuana, Acapulco, Puebla, Leon and Merida. The Company's service regions encompass a total of approximately 92 million POPs, representing approximately 90% of the country's total population.

This  press  release  contains  statements  about  expected  future  events  and financial results that are forward-looking and subject to risks and uncertainties. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities
Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.